FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Endesa (NYSE:ELE) to delist from New York Stock Exchange

As a consequence of the successful completion of the takeover bid made by Acciona and Enel for 100% of Endesa’s shares, the company’s free float has decreased to less than a 8%. Of that free float, the company’s shares represented by American Depositary Receipts listed on the New York Stock Exchange represent less than 0.3% of the company’s shares. In addition, the trading volume on the New York Stock Exchange during the last 12 months represents less than 1% of the total trading volume during such period on all the stock exchanges on which Endesa is listed.

Due to the low liquidity of the ADRs and the expenses associated with being a listed and registered company in the United States, Endesa’s Board of Directors, at its November 14, 2007 meeting, agreed to delist the ADRs from the New York Stock Exchange and deregister under the U.S. Securities Exchange Act of 1934, following completion of all necessary legal steps. Endesa has separately provided written notice to the NYSE of its intention to delist. Endesa expects that the last day of trading of the ADRs on the NYSE will be December 5, 2007.

Endesa’s shares will continue to trade on the Automated Quotation System of the Spanish stock exchanges and all of the Spanish stock exchanges, and the company will continue to be subject to Spanish reporting and corporate governance requirements. Endesa believes that the Spanish stock exchanges offer an attractive framework for investors. In addition, Endesa believes that the adoption by it of International Financial Reporting Standards provides investors with a high standard of financial information. Endesa believes that this together is sufficient to satisfy investors expectations.

Endesa is also terminating its American Depositary Receipt facility, which will take effect following the applicable notice period under the related deposit agreement. During the period following delisting and pending such termination, the ADRs will trade in the over-the-counter market. The company has not arranged for the listing of its ADSs or ordinary shares on another national exchange in the United States or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States.

Endesa will cover the fees payable by ADR holders under the deposit agreement upon their surrender of ADRs in exchange for ordinary shares following termination of the ADR facility.

Endesa will continue making available to investors, through its corporate website (www.endesa.es), material financial information, press releases and other documents in English.

November 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: November 16, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations